Exhibit 99.1

Investor Relations Monish Bahl CDC Corporation 678-259-8510 mbahl@cdcsoftware.com	Media Relations Lorretta Gasper CDC Software 678-259-8631 lgasper@cdcsoftware.com

CDC Software Agrees to Acquire a Provider of Cloud-Based Transportation Management Solutions

SHANGHAI, ATLANTA, August 03, 2010 — CDC Software Corporation (NASDAQ: CDCS), a hybrid enterprise software provider of on-premise and cloud deployments, has signed a term sheet to acquire a provider of cloud-based transportation management solutions.

In the event that this transaction is completed, CDC Software believes this targeted acquisition will allow it to offer new transportation and logistics technology that is expected to complement CDC Software’s portfolio of enterprise applications, particularly its recently acquired CDC TradeBeam global trade management solution. In addition to CDC TradeBeam, this acquisition is expected to provide additional functionality and generate new cross-selling opportunities with CDC Software’s other products that include: CDC Supply Chain, CDC Ross ERP, and CDC eBizNET, a supply chain execution solution. The transaction is part of CDC Software’s acquisition strategy to increase its maintenance and SaaS recurring revenue to about 70 percent of total revenue over the next few years.

“This targeted acquisition’s award-winning logistics solution is a great cross-selling fit with our hybrid solutions that include supply chain, ERP and global trade management functionality,” said Bruce Cameron, president of CDC Software. “The solution holds strong synergies, in particular, with our CDC TradeBeam solutions. That is why we believe this potential acquisition would be an excellent addition to our already strong SaaS product portfolio and help us further increase recurring SaaS revenue. Like our other transactions, this targeted company fits within our disciplined acquisition criteria and is expected to be earnings accretive immediately.”

The acquisition is subject to several customary closing conditions, including the execution of definitive documentation related to the acquisition, and the receipt of all requisite approvals.

About CDC Software

CDC Software (NASDAQ: CDCS), The Customer-Driven Company™, is a hybrid enterprise software provider of on-premise and cloud deployments. Leveraging a service-oriented architecture (SOA), CDC Software offers multiple delivery options for their solutions including on-premise, hosted, cloud-based Software as a Service (SaaS) or blended-hybrid deployment offerings. CDC Software’s solutions include enterprise resource planning (ERP), manufacturing operations management, enterprise manufacturing intelligence, supply chain management (demand management, order management and warehouse and transportation management), global trade management, e-Commerce, human resource management, customer relationship management (CRM), complaint management, non-profit membership management, government fund accounting and aged care solutions.

CDC Software’s recent acquisitions are part of its “acquire, integrate, innovate and grow” strategy. Fueling the success of this strategy is the company’s global scalable business and technology infrastructure featuring multiple complementary applications and services, domain expertise in vertical markets, cost effective product engineering centers in India and China, a highly collaborative and fast product development process utilizing Agile methodologies, and a worldwide network of direct sales and channel operations. This strategy has helped CDC Software deliver innovative and industry-specific solutions to more than 8,000 customers worldwide within the manufacturing, distribution, transportation, retail, government, real estate, financial services, health care, and not-for-profit industries. For more information, please visit www.cdcsoftware.com.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to our expectations for completing this acquisition of the company and the terms thereof, if at all, our expectations regarding the potential benefits of acquiring company, our expectations regarding our ability to offer new technology that includes integrated supply chain, demand planning and performance management solutions, our beliefs about the competitive and market position of company, our beliefs regarding company’s technology and products, our expectations regarding our ability to attain future expansion and success with customers company through cross-selling and otherwise, our beliefs regarding the earnings accretive nature of this transaction, our beliefs regarding our ability to complete the contemplated acquisition, including negotiating definitive transaction documents, our beliefs regarding the company’s products, and other statements that are not historical fact, the achievement of which involve risks, uncertainties or assumptions. These statements are based on management's current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements including, among others: the conditions of the enterprise software market, the ability of CDC Software and company products to address the business requirements of the market, demand for and market acceptance of company technology, as well as: (a) the ability to realize strategic objectives by taking advantage of market opportunities; (b) the ability to make changes in business strategy, development plans and product offerings to respond to the needs of current, new and potential customers, suppliers and strategic partners; (c) the effects of restructurings and rationalization of operations in our companies; (d) the ability to address technological changes and developments including the development and enhancement of products; (e) the ability to develop and market successful products and services; (f) the entry of new competitors and their technological advances; (g) the need to develop, integrate and deploy enterprise software applications to meet customer's requirements; and (h) the possibility of development or deployment difficulties or delays; If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. Further information on risks or other factors that could cause results to differ is detailed in our filings or submissions with the United States Securities and Exchange Commission, including our Annual Report on Form 20-F for the year ended December 31, 2009, filed with the SEC on June 1, 2010, and those of our ultimate parent company, CDC Corporation, located at www.sec.gov. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise. Historical results are not indicative of future performance.